SD 3-22-04

vf 3-12-04

SECURITIE 04003811 SSION

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
vFinance Investments , Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

3010 North Military Trail Suite 300
(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR - 2004 WASHINGTON, D.C. 183

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alejandra Munoz (561) 981-1007
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

805 Third Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, **Alejandra Munoz**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **vFinance Investments, Inc.**, as of **December 31, 2003** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Alejandra Munoz 02/27/04
Signature

Financial and Operations Principle
Title

Kathleen C. McCarthy
Notary Public

Kathleen C. McCarthy
Commission #DD248576
Expires: Oct 11, 2007
Bonded Thru
Atlantic Bonding Co., Inc.
NOTARY PUBLIC STATE OF FLORIDA

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Financial Statements and Supplemental Information

vFinance Investments, Inc.

(a wholly owned subsidiary of vFinance, Inc.)

Year ended December 31, 2003

with Report and Supplementary Report of Independent Auditors

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Financial Statements and Supplemental Information

Year ended December 31, 2003

Contents

SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

Report of Independent Auditors

The Shareholder
vFinance Investments, Inc.

We have audited the accompanying statement of financial condition of vFinance Investments, Inc. as of December 31, 2003, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of vFinance Investments, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

New York, New York
February 25, 2004

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Financial Condition

December 31, 2003

Assets:

Current Assets:	
Cash and cash equivalents	$3,639,414
Due from clearing broker	169,629
Investments in trading securities	978,246
Accounts receivable, net of allowance for doubtful accounts of $199,672	167,427
Forgivable loans - employees, current portion	80,161
Notes receivable - employees	181,599
Prepaid expenses and other current assets	24,578
Total Current Assets	5,241,054
Furniture and equipment, at cost:	
Furniture and equipment	206,833
Less accumulated depreciation	(145,509)
Net furniture and equipment	61,324
Forgivable loans - employees	6,597
Goodwill	420,000
Other assets	91,160
Total Assets	**$5,820,135**

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Financial Condition

December 31, 2003

Liabilities and Shareholder's Equity:

Current Liabilities:	
Accounts payable	$631,133
Accrued payroll	1,324,963
Other accrued liabilities	271,564
Securities sold, not yet purchased	83,780
Total Current Liabilities	2,311,440
Shareholder's Equity:	
Common stock $0.01 par value, 1,000,000 shares authorized, 1,000 issued and outstanding	10
Additional paid-in-capital	4,076,070
Accumulated deficit	(567,385)
Total Shareholder's Equity	3,508,695
Total Liabilities and Shareholder's Equity	**$5,820,135**

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Operations

Year ended December 31, 2003

Revenues:	
Commissions – agency	$13,372,875
Net realized and unrealized gain on trading of marketable securities	4,533,933
Success fees	3,478,657
Consulting	468,168
Other brokerage related income	2,085,313
Total revenues	**23,938,946**
Cost of revenues:	
Commissions	13,168,839
Clearing and transaction costs	934,884
Success	1,782,215
Consulting	218,807
Total cost of revenues	**16,104,745**
Gross profit	**7,834,201**
Other expenses:	
General and administrative	4,731,715
Management fees	2,424,250
Professional fees	91,020
Provision for bad debts	148,672
Litigation and arbitration	287,089
Depreciation	56,757
Amounts forgiven under forgivable loans	152,902
Total other expenses	7,892,405
Loss from operations	(58,204)
Interest and dividend income, net of interest expense	58,204
Net Income	**$ -**

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2003

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
	Shares	Amount			
Balance at January 1, 2003	1,000	$10	$4,000,022	$(567,385)	$3,432,647
Forgiveness of amount due to parent	-	-	76,048	-	76,048
Net Income	-	-	-	-	-
Balance at December 31, 2003	**1,000**	**$10**	**$4,076,070**	**$(567,385)**	**$3,508,695**

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Cash Flows

For the Year ended December 31, 2003

OPERATING ACTIVITIES		
Net Income	$	-
Adjustments to reconcile net income to net cash used in operating activities:		
Non-cash fees received		(777,669)
Depreciation		56,757
Provision for doubtful accounts		85,144
Non-cash compensation		385,416
Unrealized loss on investments, net		100,114
Unrealized loss on warrants		41,692
Amount forgiven under forgivable loan		152,902
Changes in operating assets and liabilities, net		
Accounts receivable		27,066
Due from clearing broker		(72,995)
Notes receivable - employees		(25,005)
Investments in trading securities		479,744
Other assets and liabilities		879
Accounts payable and accrued liabilities		1,028,775
Securities sold,not yet purchased		14,211
Net cash provided by operating activities		1,497,031
INVESTING ACTIVITIES		
Purchase of equipment		(18,896)
Net cash used in investing activities		(18,896)
Net increase in cash		1,478,135
Cash at beginning of year		2,161,279
Cash at end of year	$	3,639,414
Supplemental Cash Flow Information:		
Cash paid for interest	$	37,525
Non-cash transactions affecting investing and financing activities:		
Forgiveness of amount due to parent	$	76,048

See accompanying notes.

1. Significant Accounting Policies and Other Matters

Description of Business

vFinance Investments, Inc. ("the Company") (a wholly owned subsidiary of vFinance, Inc.) is licensed to conduct activities as a broker-dealer in 49 states and has offices in New York, New Jersey and Florida. The Company provides investment banking services to small and medium sized companies and retail brokerage services to companies, financial institutions and individual investors. The Company does not require collateral from its customers. Revenues are not concentrated in any particular region of the country or with any individual or group.

RETAIL BROKERAGE BUSINESS. The largest portion of the Company's revenues in 2003 was attributable to commissions generated by its brokerage activities. The Company buys and sells securities for its customers from other dealers on an agency basis, and charges its customers a commission for its services. Such commission revenue is derived from brokerage transactions in listed and over-the-counter securities and mutual fund securities. The Company has agreements with numerous mutual fund management companies pursuant to which it sells shares in a variety of mutual funds. Mutual fund commissions are derived from standard dealers' discounts that are a small percentage of the purchase price of the shares, depending upon the terms of the dealer agreement and the size of the transaction. In addition, most funds permit vFinance Investments, Inc. to receive additional periodic fees based upon the customer's investment in particular funds.

MARKET-MAKING BUSINESS. In support of the firm's retail brokerage and investment banking businesses, the Company offers wholesale market-making services to its retail brokerage, corporate and financial institutions. vFinance Investments, Inc. makes markets in greater than 900 Over-the-Counter Bulletin Board and NASDAQ Small Cap stocks. The Company's target customers are national and regional full-service broker/dealers, electronic discount brokers and institutional investors that require fast and efficient executions for each security.

INVESTMENT BANKING AND MERGERS & ACQUISITIONS. The Company also derives revenues from success fees generated by investment banking and merger & acquisition activities. The Company offers capital raising and related services to (A) emerging growth and middle market, privately held companies worldwide by assisting such companies in (i) developing sound strategic plans, (ii) obtaining growth, mezzanine,

1. Significant Accounting Policies and Other Matters (continued)

Description of Business (continued)

bridge, or acquisition capital (including, but not limited to, venture capital financing), (iii) pursuing strategically sound acquisitions or divestiture strategies, (iv) transitioning into viable professional corporations able to raise funds in the public markets, and (v) maximizing shareholder value by conducting recapitalizations or other liquidity transactions and (B) publicly held companies by arranging private equity financing for such publicly held companies. As consideration for such services, the Company is paid success fees which are agreed upon amounts based on the percentage of the total value of a transaction and are contingent on the successful completion of a specified transaction. As part of the success fees, the Company periodically receives equity instruments and stock purchase warrants from companies for services it performs, in addition to the cash paid for such services. Primarily all of the equity instruments are in private companies or small, public companies.

CLEARING BROKER. vFinance Investments, Inc. does not hold any funds or securities of its customers. The Company currently utilizes, on a fully disclosed basis, the services of Correspondent Services Corporation ("CSC"), a wholly owned subsidiary of Fidelity Brokerage Company (which purchased CSC from PaineWebber Incorporated in 2003). As the Company's clearing broker, CSC processes securities transactions for vFinance Investments, Inc. and the accounts of its customers for which vFinance Investments, Inc. pays CSC a fee. The Company also pays a transaction charge for other services of CSC including billing and credit extension, control and receipt and custody and delivery of securities. According to the terms of the agreement between vFinance Investments, Inc. and CSC, vFinance Investments, Inc. has agreed to indemnify and hold CSC harmless from certain liabilities and claims, including claims arising from the transactions of its customers. In the event that customers fail to pay for their purchases or fail to supply the securities that they have sold, and CSC satisfies customer obligations, vFinance Investments, Inc. would be obligated to indemnify CSC for any resulting losses. vFinance Investments, Inc., to date, has not experienced any material losses as a result of the failure of its customers to satisfy their obligations.

1. Significant Accounting Policies and Other Matters (continued)

Goodwill

Prior to January 4, 2001, the Company was a wholly owned subsidiary of NW Holdings, Inc. (NWH), a Florida corporation. On January 4, 2001, the Company closed on the merger of NWH. All of the outstanding capital stock of NWH was acquired. The acquisition was accounted for under the purchase method of accounting. The purchase price consisted of the issuance of 1,700,000 common shares of stock valued at $1,381,250, the fair market value at January 4, 2001, the issuance of 575,000 stock options valued at $334,500 using the Black-Scholes model, and cash of $1,000,000 for total consideration of $2,715,750. The initial goodwill recorded on this purchase was approximately $1,400,000, which was subsequently written down in the year ended December 31, 2001, to $420,000. The carrying value of goodwill as well as other long-lived assets are reviewed if the facts and circumstances suggest that they may be impaired. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted estimated cash flows of the Company over the remaining amortization period, the Company's carrying values of the assets would be reduced to their estimated fair values in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the impairment or disposal of long-lived assets" ("FAS 144"). Management evaluates this balance on an ongoing basis and has determined that there has been no subsequent impairment and that the balance of $420,000 at December 31, 2003 is still a fair estimate.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Notes to Financial Statements (continued)

1. Significant Accounting Policies and Other Matters (continued)

Income Taxes

The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse

Furniture and Equipment

Furniture and equipment are stated on the basis of cost less accumulated depreciation and consists primarily of computer equipment and internal use software. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 2-5 years, for financial reporting purposes. Depreciation expense for the year totaled $56,757.

Forgivable Loans - Employees

In order to remain competitive in the marketplace, the Company granted forgivable loans to certain employees. The terms of the loans range from two to five years with scheduled maturity dates from 2002 to 2005. For each year the employee is in good standing with the Company, the Company forgives a ratable portion of the loan and charges this amount to compensation expense. If the employee is terminated, the principal balance is due and payable within 120 days. The loans do not bear interest and interest is not imputed as collectibility of any such interest would not be probable. As of December 31, 2003, the balance of the forgivable loans was $86,758, of which $80,161 is classified as current. The remaining long-term portion of $6,597 is scheduled for forgiveness in 2005.

Investments in Trading Securities

Investments in trading securities held at year end are classified as trading securities, which are reported at fair value with unrealized gains or losses included in earnings.

1. Significant Accounting Policies and Other Matters (continued)

Investments in Trading Securities (continued)

The Company's investments consist of its trading account assets as well as equity instruments received as compensation for investment banking services. Such investments are classified as "Investments in trading securities" on the accompanying Statement of financial condition.

Trading account assets consist of marketable equity securities and are stated at fair value. They are held for resale in anticipation of short-term market movements. Realized gains and losses are recognized in the Statement of operations when the security is sold.

Equity instruments include stock purchase warrants, common stock and preferred stock. These instruments are stated at fair value in accordance with SFAS #115 "Accounting for certain investments in debt and equity securities" and EITF 00-8 "Accounting by a grantee for an equity instrument to be received in conjunction with providing goods or services." Primarily all of the equity instruments are received from small public companies. The stock and the stock purchase warrants received are typically restricted as to resale, although the Company generally receives a registration right within one year. Company policy is to resell these securities in anticipation of short-term market movements. The Company recognizes revenue for such equity instruments based on the fair value of the stock and for stock purchase warrants based on the Black-Scholes valuation model. Realized gains or losses are recorded in the Statement of operations when the underlying securities are sold. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges or, for stock purchase warrants, based on the Black-Scholes valuation model.

Investments in trading securities and Securities sold, not yet purchased at December 31, 2003 consist of the following:

	Owned	Sold, not yet Purchased
Corporate bonds	$65,625	$ -
Corporate stocks	625,493	83,780
Warrants	287,128	-
Total	$978,246	$83,780

1. Significant Accounting Policies and Other Matters (continued)

Investments in Trading Securities (continued)

At December 31, 2003, restricted equity securities had an aggregate fair value of $242,884.

Securities Transactions

Proprietary securities transactions in regular-way trades are accrued and recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and expense are reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material to the Company.

Revenue Recognition and Other Matters

The Company earns revenue from brokerage and trading activities, which are recognized on the day of the trade. The Company also earns revenue from investment banking and consulting. Monthly retainer fees for investment banking and consulting are recognized

1. Significant Accounting Policies and Other Matters (continued)

Revenue Recognition and Other Matters (continued)

as earned. Investment banking success fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion. On a monthly basis, the Company recognizes unrealized gains or losses in the Statement of operations based on the changes in value of its equity instruments, received as compensation for investment banking services. Unrestricted securities are valued at current market value. Restricted securities are valued at current market value, discounted by a factor related to the remaining term of its restriction. Stock purchase warrants are valued based on the Black Scholes valuation model. Realized gains or losses are recognized in the statement of operations when the equity instruments are sold. For the year ended December 31, 2003, the Company recognized revenue of $777,669 in connection with the receipt of such investments. The Company also recognized $432,671 in net realized gains in connection with the sale of such securities and net unrealized losses of $141,805 in connection with changes in the value of such investments. Net realized and unrealized gains and losses are recognized in the Statement of operations as either increases or decreases to Success Fee revenues.

As of December 31, 2003, certain transactions in process may result in the Company receiving equity instruments or stock purchase warrants in subsequent periods as discussed above. In such event, the Company will recognize revenue related to the receipt of such equity instruments consistent with the aforementioned policies. In addition, the Company would also record compensation expense at fair value related to the distribution of some or all of such equity instruments to employees or independent contractors involved with the related transactions.

Fair Value of Financial Instruments

The fair values of the Company's financial instruments, which include cash and cash equivalents, forgivable loans, investments and accrued expenses, approximate their carrying values.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with high quality financial institutions.

1. Significant Accounting Policies and Other Matters (continued)

Recent Accounting Pronouncements

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as specified and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have any material impact on the Balance sheet or Statement of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003. Otherwise it will become effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have any material impact on the balance sheet or statement of operations.

2. Income Taxes

The Company's results will be included in the consolidated income tax return of its parent company. An income tax provision has been calculated as if the Company was filing a stand-alone income tax return. The Company had no tax provision as of December 31, 2003.

3. Commitments and Contingencies

The Company has been named in several separate NASD arbitration actions filed by former clients for allegedly violating securities laws and NASD rules. These actions have not been settled as of December 31, 2003. Management intends to vigorously

3. Commitments and Contingencies (continued)

defend against these claims and the accompanying financial statements include an accrual of $150,000 for estimated losses and expenses that may result from the ultimate outcome of certain of these actions (taking into consideration applicable insurance coverage and the related deductibles). However, due to the inherent uncertainty of these outstanding actions, losses may exceed the amounts accrued and those losses may be material.

From time to time the Company is named as a party to a lawsuit that has arisen in the ordinary course of business. Although it is possible that losses exceeding amounts already recorded may be incurred upon ultimate resolution of these existing legal proceedings, we believe that such losses, if any, will not have a material adverse effect on our business, results of operations or financial position; however, unfavorable resolution of each matter individually or in the aggregated could affect the results of operations for the quarterly and annual periods in which they are resolved.

The business of vFinance Investments, Inc. involves substantial risks of liability, including exposure to liability under federal and state securities laws in connection with the underwriting or distribution of securities and claims by dissatisfied customers for fraud, unauthorized trading, churning, mismanagement and breach of fiduciary duty. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions that generally seek rescission and substantial damages.

In the ordinary course of business, the Company may be parties to other legal proceedings and regulatory inquiries, the outcome of which, either singularly or in the aggregate, is not expected to be material. There can be no assurance however that any sanctions will not have a material adverse effect on the financial condition or results of operations of the Company.

On October 17, 2003, we were advised by the staff of the Securities and Exchange Commission (the "Commission") that it intended to recommend that the Commission institute enforcement proceedings against the Company and one of its former employees. We have been informed by the staff of the Commission that they would claim that the Company and its former employee failed reasonably to supervise the alleged illegal trading activities over a period of approximately two months of one of our broker/dealer's former securities traders with respect to one publicly traded security that resulted in the Company earning $11,000 in commissions related to that one security over the two month period. The Company has retained counsel and is actively engaged in discussions with the staff of the Commission. The Company has accrued $50,000 in connection with this matter.

4. Related Party Transactions

The Board of Directors of the Parent and the Company agreed to forgive an amount due the parent and other of its subsidiaries aggregating $76,048 at December 31, 2003. The forgiveness of the amount due to the Parent and other of its subsidiaries were accounted for as an increase to capital.

Effective January 1, 2003, the Company entered into a management agreement with its Parent, vFinance, Inc., whereby the Company agrees to make monthly payments to the Parent in an amount equal to 100% of its operating income. In return, vFinance, Inc. provides the Company with certain consideration including: office space, office personnel and other such services. During the year, the Company paid vFinance, Inc. approximately $2,335,680 under this agreement.

5. Liabilities Subordinated to the Claims of General Creditors

At December 31, 2003 and during the year then ended the Company had no liabilities subordinated to the claims of general creditors.

6. Defined Contribution Plan

The Company participates in a defined contribution savings plan maintained by an affiliate, vFinance Holdings, Inc., in which substantially all employees are eligible to participate. The plan allows for matching of up to 25% of an employee's salary however, there were no Company matches for the last three years.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $1,832,331, which was $832,331 in excess of its required net capital of $1,000,000.

The Company's aggregate indebtedness to net capital ratio was to 1.2 to 1 in 2003.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Net capital computation:		
Total shareholder's equity	$	3,508,695
Deductions and/or charges:		
Non-allowable assets:		
Investments Under Restriction		530,012
Accounts Receivable		167,427
Other receivables		268,357
Prepaid Expenses		24,578
Other Assets		511,160
Furniture and Equipment		61,324
Total non-allowable assets		1,562,858
Net capital before haircuts on securities positions		1,945,837
Haircuts on securities:		
Corporate-Debt Securities		5,906
Other Securities		107,600
Total haircuts on securities		113,506
Net capital		1,832,331
Required minimum capital		1,000,000
Excess net capital	$	832,331
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition	$	2,227,660
Percentage of Aggregate Indebtedness to Net Capital		121.58%

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement Regarding SEC Rule 15c3-3

December 31, 2003

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(A) and (k)(2)(B) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

SHERB & CO., LLP
Certified Public Accountants

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Report on Internal Control by SEC Rule 17a-5 for a Broker Dealer Claiming an Exemption from SEC Rule 15c3-3

The Shareholder
vFinance Investments, Inc.

In planning and performing our audit of the financial statements of vFinance Investments, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shulz & Co., LLP
Certified Public Accountants

New York, New York
February 25, 2004